INVESTMENT MANAGERS SERIES TRUST III

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 25, 2026

Ms. Deborah O’Neal

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Investment Managers Series Trust III (File Nos. 033-79858 and 811-08544) (the “Registrant”) on behalf of the Mast Managed Futures Strategy Fund and Mast Multialternative Strategy Fund

Dear Ms. O’Neal.

This letter summarizes the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on February 17, 2026, regarding Post-Effective Amendment No. 136 to the Registrant’s registration statement filed on Form N-1A on December 30, 2025 (the “Registration Statement”), with respect to the Mast Managed Futures Strategy Fund and Mast Multialternative Strategy Fund, each a series of the Registrant (each, a “Fund” and collectively, the “Funds”).

Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS – Mast Managed Futures Strategy Fund

Fees and Expenses Table

1.	The Staff notes that footnote #3 to the Fees and Expenses Table states that “Other Expenses are estimated for the current fiscal year.” Please confirm whether this statement is accurate given that the Fund has been in existence since the reorganization of its Predecessor Fund in November 2024.

Response: The Registrant confirms that the sentence was inadvertently included, and that the sentence as well as the final sentence of footnote #3 have been deleted.

Principal Investment Strategies

2.	With respect to the Subsidiary, please identify the custodian.

Response: The Registrant has added the following disclosure to the “Service Providers” section of the Fund’s SAI:

In addition, UMB Bank, N.A., serves as the custodian for the assets of each Subsidiary.

3.	With respect to the Subsidiary, please confirm that any of the Subsidiary’s principal investment strategies or risks that constitute the principal investment strategies or risks of the Fund are included in the disclosure and if not, please include.

Response: The Registrant confirms that any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks for the Fund are included in the relevant disclosure in the prospectus.

4.	Please explain supplementally how much the Fund and, separately, the Subsidiary, will be holding in “investment securities” as per Section 3(a)(3) of the 1940 Act.

Response: The Advisor has confirmed that the Fund will have more than 40% of its total assets (exclusive of U.S. government securities and cash items) in “investment securities”, as defined in Section 3(a)(2) of the 1940 Act. The Advisor has also confirmed that the Subsidiary will limit its investments in investment securities to no more than 40% of its total assets.

5.	Please confirm in your written response that the Subsidiary and its board of directors agree to the inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant confirms that the Subsidiary and its board of directors consent to the examination by the Staff of the Subsidiary’s books and records, and that such books and records are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

6.	Please confirm in your written response that the Subsidiary and its board of directors have a registered agent in the U.S. for service of process.

Response: The Registrant confirms that the Subsidiary and its board of directors have a registered agent in the U.S. for service of process.

Performance

7.	In the narrative above the bar chart, please remove references to the Predecessor Fund, as that disclosure is no longer necessary,

Response: The Registrant has made the requested revisions.

8.	In the narrative above the bar chart, please add disclosure regarding the strategy change for the Fund.

Response: The Registrant has added the following disclosure:

Effective February 28, 2026, the Fund changed its principal investment strategies to reflect the utilization of trend-following and macro trading approaches, and to add exposure to certain crypto assets. Consequently, performance during periods prior to February 28, 2026, does not reflect the Fund’s current investment strategies, and the Fund’s performance may have differed if the Fund’s current investment strategies had been in place.

Statement of Additional Information

9.	Please remove references to the Predecessor Fund, as that disclosure is no longer necessary.

Response: The Registrant has removed references to the Predecessor Fund as requested.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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